SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                             ------------------

                                SCHEDULE 13D
                               (RULE 13d-101)


                             SOFTWARE.COM, INC.
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                              (Name of Issuer)

                  Common Stock, Par Value $0.001 Per Share
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                       (Title of Class of Securities)

                                 83402P104
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                               (CUSIP Number)


                             Steve Peters, Esq.
                     Vice President and General Counsel
                              Phone.com, Inc.
                            800 Chesapeake Drive
                           Redwood City, CA 94063
                         Telephone: (650) 562-0200

                                  Copy to:
                            Kenton J. King, Esq.
                 Skadden, Arps, Slate, Meagher, & Flom LLP
                             525 University Ave
                            Palo Alto, CA 94301
                         Telephone: (650) 470-4500
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          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                               August 8, 2000
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          (Date of Event Which Requires Filing of This Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP NO. 83402P104                      13D
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    1    NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         PHONE.COM, INC.
         (I.R.S. IDENTIFICATION NO. 94-321-9054)
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    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|
                                                                  (b) |_|
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    3    SEC USE ONLY

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    4    SOURCE OF FUNDS

         WC; OO
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    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                        |_|
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    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
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                       7     SOLE VOTING POWER

                             9,724,460 shares of Common Stock (1)
     NUMBER OF         ------------------------------------------------------
      SHARES           8     SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                 9,321,551 shares of Common Stock (2)
       EACH            ------------------------------------------------------
     REPORTING         9     SOLE DISPOSITIVE POWER
      PERSON
       WITH                  9,724,460 shares of Common Stock (1)
                       ------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER

                             -0-
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   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         19,046,011 shares of Common Stock (1)(2)
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   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                      |_|
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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         39%
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   14    TYPE OF REPORTING PERSON

         CO
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(1) 9,321,551 shares of common stock, par value $0.001 per share (the
    "Software Common Stock"), of Software.com, Inc., a Delaware corporation ("Software"), are subject to voting agreements entered into by Phone.com, Inc., a Delaware Corporation ("Phone") and certain stockholders of Software ("Software Voting Agreements") (discussed in Items 3 and 4 below). Phone expressly disclaims beneficial ownership of any of the shares of Software Common Stock covered by the Software Voting Agreements. Based on the number of shares of Software Common Stock outstanding as of July 31, 2000 (as represented by Software in the Merger Agreement discussed in Items 3 and 4), the number of shares of Software Common Stock covered by the Software Voting Agreements represents approximately 19% of the outstanding Software Common Stock.

(2) 9,724,460 shares of Software Common Stock are subject to a stock option agreement, dated August 8, 2000, between Phone and Software (the "Option Agreement"). The stock options under the Option Agreement would become exercisable by Phone upon the occurrence of any event that would also allow Phone to collect a termination fee under the Merger Agreement (as defined below). The Option may only be exercised upon the occurrence of certain events, none of which has occurred as of the date hereof. Phone expressly disclaims beneficial ownership of the shares of Common Stock which are purchasable by Phone upon exercise of options issued under the Stock Option Agreement.


ITEM 1.  SECURITY AND ISSUER.

      The class of securities to which this Statement relates is the common stock, par value $0.001 per share of Software.com, Inc., a Delaware Corporation, whose principal executive offices are located at 525 Anacapa Street, Santa Barbara, CA 93101

ITEM 2.  IDENTITY AND BACKGROUND.

      (a)   Phone.com, Inc., a Delaware corporation.

      (b) Phone's principal executive offices are located at 800 Chesapeake Drive, Redwood City, CA 94063.

      (c) Phone is a leading provider of software and services that enable the delivery of Internet-based information services to mass market wireless telephones.

            The name, business address, present principal occupation or employment, the name and principal business of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of Phone is set forth in Annex A hereto and is incorporated herein by reference.

      (d) During the last five years neither Phone, nor to the best of Phone's knowledge, any of the other entities or individuals referred to in Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years neither Phone nor, to the best of Phone's knowledge, any of the other entities or individuals referred to in Annex A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      (f)   Phone is a Delaware corporation.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Phone, Software and Silver Merger Sub., a Delaware corporation and a wholly-owned subsidiary of Phone ("Phone Merger Sub"), entered into an Agreement and Plan of Merger Agreement dated as of August 8, 2000 (the "Merger Agreement"). Pursuant to the Merger Agreement, Phone Merger Sub will merge with and into Software, with Software continuing as the surviving corporation (the "Merger"), such that Software will become a wholly owned subsidiary of Phone. Pursuant to the terms of the Merger Agreement, (i) each issued and outstanding share of Software Common Stock, will be exchanged for 1.6105 (the "Exchange Ratio") shares of validly issued, fully paid and nonassessable shares of Phone common stock, par value $0.001 ("Phone Common Stock"); (ii) the outstanding warrants or options to purchase Software Common Stock that were granted under the Software Option Plans (as defined in the Merger Agreement) and the stock option agreements executed pursuant thereto, will be assumed by Phone and continued in accordance with their respective terms and each such warrant or option will become a right to purchase a number of shares of Phone Common Stock equal to the Exchange Ratio multiplied by the number of shares of Software Common Stock (rounded to the nearest two place decimal) subject to such warrant or option immediately prior to the consummation of the Merger; and (iii) the outstanding periods under the Software employee stock purchase plan (the "Software ESPP") shall be assumed by Phone and shall continue in accordance with the Software ESPP and all rights to purchase shares of Software Common Stock under the Software ESPP ("Purchase Rights") will convert in accordance with the Exchange Ratio into rights to purchase Phone Common Stock and shall be assumed by Phone. The Software ESPP shall terminate or be merged into the stock purchase plan sponsored by Phone immediately following the exercise of the last assumed Purchase Right.

      The Merger is subject to customary closing conditions, including the approval of the Merger by Software's stockholders, the approval by Phone's stockholders of the issuance of Phone Common Stock pursuant to the Merger Agreement, the termination or expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), the receipt of certain tax opinions, the receipt of any other required governmental regulatory approvals, and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement. There can be no assurance that the required approvals will be obtained in a timely fashion, if at all, or, in the case of regulatory approvals, if obtained, will not contain certain conditions.

      In order to facilitate the consummation of the transactions contemplated by the Merger Agreement and in consideration thereof, Phone entered into the Option Agreement, dated as of August 8, 2000, with Software. Pursuant to the Option Agreement, Software granted to Phone an option (the "Option") to purchase up to 9,724,460 shares of Software Common Stock, subject to adjustment as described below, at a purchase price per share equal to $125.7197 per share, subject to adjustment for certain changes in Phone's capitalization. The number of shares of Software Common Stock subject to the Option will automatically adjust so as not to exceed 19.9% of the total number of shares of the Software Common Stock issued and outstanding. The Option is not currently exercisable and may only be exercised under certain circumstances described in the Option Agreement and outlined in this Schedule 13D. If the Option were to become exercisable, the purchase price required to purchase all shares of Software Common Stock subject to the Option would be approximately $1,222,556,193. Phone anticipates that any funds to be paid by it upon exercise of the Option would be provided from cash on hand and cash available from external sources, including proceeds from debt or equity issuances. Phone did not pay additional consideration to Software in connection with Software entering into the Option Agreement and granting the Option, but Phone granted a reciprocal option to Software to purchase up to 19.9% of the issued and outstanding shares of Phone Common Stock at a price of $78.0625, per share of Phone Common Stock, subject to terms and conditions substantially identical to those contained in the Option Agreement.

      Upon the occurrence of certain events set forth in the Option Agreement, upon demand by Phone, Phone would have the right to sell to Software and Software would be obligated to repurchase from Phone (the "Option Repurchase Right") the Option and all or any portion of the shares of Software Common Stock issued pursuant to the Option. If the Option Repurchase Right becomes exercisable, Software would be obligated to repurchase the Option at a price equal to the amount the Market/Tender Offer Price (as defined in the Option Agreement) exceeds the Exercise Price (as defined in the Option Agreement) multiplied by the number of shares of Software Common Stock purchasable pursuant to the offer. In addition, the Option Agreement grants certain registration rights to Phone with respect to the shares of Software Common Stock issued pursuant to the Option.

      Pursuant to the Software Voting Agreement, certain holders of Software Common Stock have agreed, severally and not jointly, to grant an irrevocable proxy to vote their shares of Software Common Stock (plus any additional shares of Software Common Stock or other securities acquired upon the exercise of options, warrants and other rights to acquire shares of Software Common Stock) beneficially owned by each such stockholder (the "Software Voting Agreement Shares") at every Software stockholders meeting and every written consent in lieu of such a meeting in favor of adoption of the Merger Agreement and the approval of other actions contemplated by the Merger Agreement. The Software Voting Agreements terminate upon the earlier to occur of (i) the termination of the Merger Agreement, (ii) the agreement of the parties to terminate the Software Voting Agreement or (iii) the consummation of the Merger. Software and certain stockholders of Phone Common Stock have also entered into similar agreements. Phone did not pay additional consideration to any Software Voting Agreement stockholder in connection with the execution and delivery of the Software Voting Agreements.

      Also in connection with entering into the Merger Agreement, Phone and Software have entered into a memorandum of understanding, dated as of August 8, 2000, by and between Phone and Software (the "Memorandum of Understanding"). Pursuant to the terms of the Memorandum of Understanding, both parties agree to use good faith efforts to enter into a definitive Reseller License and Services Agreement within ten days of the effective date of the Memorandum of Understanding. The Memorandum of Understanding will terminate upon the earlier of (i) the of parties entering into the definitive Reseller License and Services Agreement and (ii) 30 days from the effective date of the Memorandum of Understanding.

      References to, and descriptions of, the Merger Agreement, the Option Agreement, the form of Software Voting Agreements, and the Memorandum of Understanding as set forth above in this Item 3 are qualified in their entirety by reference to the copies of the Merger Agreement, the Option Agreement, the form of Software Voting Agreements and the Memorandum of Understanding listed as Exhibits 1, 2, 3 and 4 respectively, to this
Schedule 13D, and are incorporated in this Item 3 in their entirety where such references and descriptions appear.

ITEM 4.  PURPOSE OF TRANSACTION.

      The information set forth or incorporated by reference in Item 3 is hereby incorporated herein by reference.

      Pursuant to the terms and subject to the conditions set forth in the Option Agreement, Phone may exercise the Option, in whole or in part, at any time or from time to time after the Merger Agreement is terminated by Phone under circumstances which entitle Phone to receive the Termination Fee (as defined in Section 7.2 of the Merger Agreement); provided that if the Termination Fee is not payable at the time that the Merger Agreement is terminated, the Option will not be exercisable until such time as the Termination Fee becomes payable pursuant to the Merger Agreement. Notwithstanding Phone's right to receive the Termination Fee, if the Total Profit (as defined in the Option Agreement) less certain adjustments received by Phone and its affiliates exceeds $230,454,545, then Phone must make certain adjustments as set forth in the Option Agreement so that its actual realized Total Profit will not exceed $230,454,545, after taking into account such adjustments.

      The Option will terminate upon the earlier of: (i) the date on which the Effective Time of the Merger occurs; (ii) the last date of the twelve
(12) month period beginning on the date of termination of the Merger Agreement pursuant to Section 7.1(b)(iii); provided, that such termination has given rise to the right of Phone to receive payment of Software expenses pursuant to Section 7.2(c)(1) of the Merger Agreement; provided, that subsequent to such termination, if an event occurs that gives rise to the obligation of Software to pay the Termination Fee pursuant to Section 7.2(c)(2) of the Merger Agreement, then the last date of the six (6) month period beginning on the date of actual payment of the Termination Fee by Software to Phone pursuant to Section 7.2(c)(2) of the Merger Agreement;
(iii) the date of termination of the Merger Agreement by either party pursuant to the provisions of any section of the Merger Agreement other than Sections 7.1(b)(iii) (other than as provided in clause (ii) above); provided, that such termination occurs prior to the occurrence of a Triggering Event (as defined in the Option Agreement); and (iv) the last date of the six (6) month period beginning on the date of the first occurrence of a Triggering Event; provided, however, that if the Option cannot be exercised as of any such date by reason of any applicable judgment, decree, law, regulation or order (each, an "Impediment"), or by reason of the waiting period under the HSR Act, then the Option Termination Event shall be delayed until the date which is thirty (30) days after such Impediment has been removed or such waiting period has expired.

      Notwithstanding the termination of the Option, Phone is entitled to purchase those shares subject to the Option with respect to which it may have exercised the Option by delivery of a written notice of exercise prior to the Option Expiration Date (as defined in the Option Agreement), and the termination of the Option will not affect any rights under the Option Agreement which by their terms do not terminate or expire prior to or at the Option Expiration Date.

      At the Effective Time (as defined in the Merger Agreement), pursuant to the Merger Agreement, the Board of Directors of Phone (the "Board") is required to take all action necessary to include three persons who are current members of the Board of Directors of Software (the "Software Directors"). The Merger Agreement requires that the Board take all necessary to action to appoint, as officers of the combined company: Donald
J. Listwin as President and Chief Executive Officer, Alain Rossmann as Chairman of the Board and Executive Vice President, John L. MacFarlane as Executive Vice President and Alan S. Black as Chief Financial Officer.

      Software and Phone have each adopted a stockholders' rights plan. The Phone stockholders' rights plan specifically excludes the acquisition of Phone Common Stock by Phone pursuant to the Option Agreement or the Software Voting Agreements. The Phone stockholders' rights plan specifically excludes the acquisition of Phone Common Stock by Software pursuant to the Merger Agreement, a reciprocal option agreement and reciprocal voting agreements. Pursuant to the Merger Agreement, both Phone and Software agreed not to redeem their respective Rights (as defined in their respective stockholders' rights plans) or generally to amend, modify or terminate their stockholders' rights plans prior to the Effective Time.

      References to, and descriptions of, the Merger Agreement, the Option Agreement, the form of Software Voting Agreements, and the Memorandum of Understanding as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement, the Option Agreement, the form of Software Voting Agreements and the Memorandum of Understanding listed as Exhibits 1, 2, 3 and 4 respectively, to this
Schedule 13D, and are incorporated in this Item 3 in their entirety where such references and descriptions appear.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      The information set forth or incorporated by reference in Items 3 and 4 is hereby incorporated herein by reference.

      The number of shares of Software Common Stock covered by the Option is 9,724,460 (representing approximately 19.9% of the shares of Software Common Stock issued and outstanding as of July 31, 2000, as represented by Software in the Merger Agreement). In the event that Phone exercises the option it would have the sole power to vote the shares and would then be entitled to all rights as a stockholder of Software as to the shares. The Option is not currently exercisable, and until the Option becomes exercisable and is exercised, Phone does not have any right to vote (or to direct the vote of) or dispose (or to direct the disposition of) any shares of Software Common Stock that may be purchased upon exercise of the Option. Accordingly, Phone expressly disclaims beneficial ownership of all such shares.

        As a result of the Software Voting Agreements, Phone may be deemed to be the beneficial owner of at least 9,321,551 shares of Software Common Stock which constitutes approximately 19% of the issued and outstanding shares of Software Common Stock based on the number of shares of Software Common Stock outstanding as of July 31, 2000, (as represented by Software in the Merger Agreement) Phone may be deemed to have the shared power to vote the Shares with respect to those matters described in Item 3, however, Phone (i) is not entitled to any rights as a stockholder of Software as to the above mentioned shares and (ii) disclaims any beneficial ownership of the shares of Software Common Stock which are covered by the Software Voting Agreements.

      Set forth in Annex B are the names of the stockholders of Software that have entered into the Software Voting Agreements with Phone and their present principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is conducted, to Phone's knowledge.

      Other than as set forth in this Schedule 13D, as of the date hereof
(i) neither Phone nor any subsidiary of Phone nor, to the best of Phone's knowledge, any of Phone's executive officers, directors or other affiliates beneficially owns any shares of Software Common Stock, and (ii) there have been no transactions in shares of Software Common Stock effected during the past 60 days by Phone or by any subsidiary of Phone or, to the best of Phone's knowledge, by any of Phone's executive officers, directors or other affiliates.

      No other person is known by Phone to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Software Common Stock obtainable by Phone upon exercise of the Option.

      References to, and descriptions of, the Merger Agreement, the Option Agreement, the form of Software Voting Agreements, and the Memorandum of Understanding as set forth above in this Item 5 are qualified in their entirety by reference to the copies of the Merger Agreement, the Option Agreement, the form of Software Voting Agreements and the Memorandum of Understanding listed as Exhibits 1, 2, 3 and 4 respectively, to this
Schedule 13D, and are incorporated in this Item 3 in their entirety where such references and descriptions appear.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated hereby by reference.

      In connection with the Merger Agreement, certain stockholders of Software (each an "Affiliate") have each entered into an affiliate agreement with Phone (collectively, the "Affiliate Letters") pursuant to which each Affiliate has agreed not to sell, transfer, or otherwise dispose of or reduce such Affiliate's risk with respect to any shares of the capital stock of Software or Phone during the period commencing thirty days prior to the Effective Time and ending at such time as financial results covering at least 30 days of combined operations of Software and Phone have been published by Phone, such publication to be in the form of a quarterly earnings report, an effective registration statement filed with the Securities and Exchange Commission (the "Commission"), a report to the Commission on Form 10-K, 10-Q or 8-K, or any other public filing or announcement which includes such combined results of operations, so as not to interfere with accounting for the Merger as a pooling of interests. Certain holders of Phone Common Stock have also entered into similar agreements with Software (the "Phone Affiliate Letters").

      References to, and descriptions of, the Affiliate Letters, and the Phone Affiliate Letters as set forth above in this Item 6 are qualified in their entirety by reference to the copies of , the form of Affiliate Letters, and the form of Phone Affiliate Letters, filed as Exhibits E/H and F, respectively to the Merger Agreement, filed as Exhibit 1 to this
Schedule 13D, and are incorporated in this Item 3 in their entirety where such references and descriptions appear.

      References to, and descriptions of, the Merger Agreement the Option Agreement, the form of Software Voting Agreements, and the Memorandum of Understanding as set forth above in this Item 6 are qualified in their entirety by reference to the copies of the Merger Agreement, the Option Agreement, the form of Software Voting Agreements and the Memorandum of Understanding listed as Exhibits 1, 2, 3 and 4 respectively, to this
Schedule 13D, and are incorporated in this Item 3 in their entirety where such references and descriptions appear.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit    Description
-------    -----------

   1. Agreement and Plan of Merger, dated as of August 7, 2000, by and among Phone.com, Inc., Software.com, Inc., and Silver Merger Sub Inc., together with exhibits thereto.

   2. Stock Option Agreement, dated as of August 8, 2000, between Phone.com, Inc., and Software.com, Inc.

   3. Form of Voting Agreement, between Phone.com, Inc., and certain stockholders of Software.com, Inc.

   4. Memorandum of Understanding, dated as of August 8, 2000, by and between Phone.com, Inc. and Software.com, Inc.




                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 17, 2000

                                  PHONE.COM, INC.


                                  By: /s/ Alan Black
                                     ---------------------------------
                                  Name:  Alan Black
                                  Title: Vice President of Finance and
                                         Administration, Chief Financial
                                         Officer and Treasurer





                                                                     ANNEX A


      Set forth below is the name, citizenship, current business address, the present principal occupation or employment of each director and executive officer of Phone.com, Inc. Unless otherwise indicated, each person identified below is employed by Phone.com, Inc. The principal address of Phone.com, Inc., and unless otherwise indicated below, the current business address for each individual listed below is 800 Chesapeake Drive, Redwood City, CA 94063.


                             Present Principal Occupation
Name and Business Address    or Employment                         Citizenship
--------------------------   -----------------------------------   -----------
Directors:

Alain Rossmann               Chairman, Chief Executive Officer     French

Charles Parrish              Executive Vice President              American

Alan Black                   Vice President, Finance and           Canadian
                             Administration, Chief Financial
                             Officer and Treasurer

Roger Evans                  Director, Greylock Management         British
Greylock Equity Limited      Corporation
Partnership
755 Page Mill Road,
Suite A 100
Palo Alto, CA  94304

David Kronfeld               Managing Member, JK&B Capital         American
JK&B Capital
205 N. Michigan Avenue,
Suite 808
Chicago, Il  60601

Andrew Verhalen              General Partner,  Matrix Partners     American
Matrix Partners
2500 Sand Hill Road
Suite 113
Menlo Park, CA  94025

Reed Hundt                   Senior Advisor, McKinsey & Company    American
McKinsey & Co., Inc.
1101 Pennsylvania Ave., NW
Suite 700
Washington, DC  20004

Executive Officers (other
than those who also serve
as Directors):

Mike Mulica                  Senior Vice President, Worldwide      American
                             Sales, Consulting and Support

Ben Linder                   Vice President, Marketing             American


Ross Bott                    Chief Operating Officer               American




ANNEX B

      Set forth below is the name, current business address, the present principal occupation or employment of each Software.com, Inc. stockholder that entered into a voting agreement with Phone.com, Inc. Except as indicated below, the business address of each such person is c/o Software.com, Inc., 525 Anacapa Street, Santa Barbara, California 93101.


                                                                  Shares
                             Present Principal Occupation         Beneficially
Name and Business Address    or Employment                        Owned
-------------------------    ----------------------------------   ------------
John L. MacFarlane           Chief Executive Officer, Founder     5,322,982
                             and Director

Valdur Koha                  President                            3,436,065

Frank Perna                  Chief Chairman of the Board and      95,988
                             Chief Executive Officer,
                             MacNeal-Schwendler Corporation

Neal Douglas                 Managing General Partner,            260,516
Spectrum Equity Investors    Spectrum Equity Investors
333 Middlefield Road,
Suite 200
Menlo Park, CA 94025

Bernard Puckett              President and Chief Executive        90,000
                             Officer, Mobile Telecommunications
                             Technologies

Bernhard Woebker             Vice President, Europe, Versant      116,000
Arabellastr.4                Corporation
D-81925 Munich




                               EXHIBIT INDEX


1. Agreement and Plan of Merger, dated as of August 7, 2000, by and among Phone.com, Inc., Software.com, Inc., and Silver Merger Sub Inc., together with exhibits thereto.

2. Stock Option Agreement, dated as of August 8, 2000, between Phone.com, Inc., and Software.com, Inc.

3. Form of Voting Agreement, between Phone.com, Inc., and certain stockholders of Software.com, Inc.

4. Memorandum of Understanding, dated as of August 8, 2000, by and between Phone.com, Inc. and Software.com, Inc.